June 12, 2019

VIA EDGAR AND FEDERAL EXPRESS

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Trans World Entertainment Corporation Definitive Proxy Statement, as revised Filed May 29, 2019 File No. 000-14818

Dear Mr. Duchovny:

On behalf of Trans World Entertainment Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated June 3, 2019 (the “Comment Letter”) regarding the above referenced Proxy Statement (the “Proxy Statement”).

As stated in Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) filed concurrently with this letter, the Company is nominating Mr. Jeff Hastings for election to the Board at the Annual Meeting. As a result, Mark R. Higgins has notified the Company that he will terminate his solicitation and will withdraw his nomination of director candidates previously submitted to the Company and its shareholders for election to the Board at the Annual Meeting. Following Mr. Higgins’ withdrawal, the Annual Meeting will no longer be a contested election. Therefore, certain of the Staff’s comments are no longer applicable, as noted below.

For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

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Definitive Proxy Statement

1.                  We note that you received notice of the nomination of a slate of directors by Mark Higgins on April 26, 2019. Please tell us why you did not file your preliminary proxy statement with the Edgar tag PREC14A, which would indicate a proxy contest.

Response: The Company did not file its preliminary proxy statement with the EDGAR tag PREC14A because Mr. Higgins’ April 26, 2019 notice was submitted to the Company’s Board of Directors pursuant to Article VI, Section 6.4 of the Company’s By-Laws (the advance notice by-law provision) and served as notice of Mr. Higgins’ intention to nominate Messrs. Freiman, Hastings, Higgins and Knowles (collectively, the “Nominees”) at the 2019 Annual Meeting of Shareholder (the “Annual Meeting”). At the time the Company filed its preliminary proxy statement, (i) the Company expected that Mr. Higgins would nominate the Nominees at the Annual Meeting, as the Company indicated in the preliminary proxy statement, (ii) Mr. Higgins had not made his intention to nominate the Nominees public and (iii) Mr. Higgins had not filed a preliminary proxy statement or begun to solicit proxies in support of the Nominees. As a result, the Company did not think it was involved in a “proxy contest” at the time the preliminary proxy statement was filed. In addition, given that two shareholders hold nearly 60% of the Company’s stock, and Mr. Higgins is the beneficiary of one of those shareholders who holds nearly 40% of the Company’s stock, the Company was hopeful that the matter could and would be resolved prior to filing the definitive proxy statement. The Company thought that prematurely indicating that the Company was involved in a “proxy contest” would cause the Company undue harm.

Moreover, Mr. Higgins had previously requested, through a Rule 14a-8 proposal submitted to the Company on February 1, 2019, that the Company include the Nominees in its proxy statement. On May 2, 2019, based on a no-action response from the Staff, both the Company and Mr. Higgins were notified that the Company could exclude the Nominees from the Company’s proxy statement in reliance on Rule 14a-8(i)(8). Following this notification from the Staff on May 2, 2019, Mr. Higgins again chose to not make his intention to nominate the Nominees public, and he did not file a preliminary proxy statement or begin to solicit proxies in support of the Nominees. This further supports the Company’s view that it was not involved in a “proxy contest” at the time the preliminary proxy statement was filed, and the Company again concluded that prematurely indicating that the Company was involved in a “proxy contest” would cause the Company undue harm.

Potential Payments Upon Termination or Change of Control, page 17

2.	Please revise this disclosure, and disseminate such updated disclosure, to clarify whether the election of Mr. Higgins’s nominees would constitute a change of control under any employment agreement, incentive plan or any other agreement entered into by the company and quantify the potential effect of such provision being triggered.

Response: As stated above and in Amendment No. 2, following Mr. Higgins’ withdrawal of his nomination of director candidates for election to the Board at the Annual Meeting, the Annual Meeting will no longer be a contested election and a change of control resulting from the election of Mr. Higgins’ nominees at the Annual Meeting will no longer be a possibility.

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Supplement to the Proxy Statement
Miscellaneous Information

3.	Please revise the first sentence in this section to clarify that your officers and directors are, rather than “may be deemed to be,” participants in the solicitation.

Response: In response to the Staff’s comment, the Company has revised its disclosure to state that the Company’s officers and directors are participants in the solicitation.

The Company acknowledges that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. The Company also acknowledges that after reviewing Amendment No. 2 and the information provided in response to the Comment Letter, the Staff may have additional comments.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (518) 452-1242 or esapienza@twec.com or the Company’s counsel, Kimberly C. Petillo-Décossard, at (212) 701-3265 or kpetillo-decossard@cahill.com with any questions or comments regarding this letter or Amendment No. 2.

Sincerely,

/s/ Edwin Sapienza

Edwin Sapienza

Chief Financial Officer

cc:	Michael N. Feurer, Chief Executive Officer, Trans World Entertainment Corporation Kimberly C. Petillo-Décossard, Partner, Cahill Gordon & Reindel LLP

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